UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
24,444,234
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
24,444,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,444,234

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

15.1%
14.	Type of Reporting Person

CO

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CUSIP No. 69924P102

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
24,444,234
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
24,444,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,444,234

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

15.1%
14.	Type of Reporting Person

IN

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The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009, by Amendment No. 5 dated and filed September 23, 2009, Amendment No. 6 dated and filed October 19, 2009, Amendment No. 7 dated and filed June 23, 2010, Amendment No. 8 dated June 30, 2010, Amendment No. 9 dated December 22, 2010, Amendment No. 10 dated and filed January 11, 2011, Amendment No. 11 dated and filed April 3, 2012 and Amendment No. 12 dated and filed March 14 2013 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 13. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

On December 16, 2014, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated as of December 16, 2014 (the “Merger Agreement”) pursuant to which Coeur Mining, Inc. (“Coeur”) will acquire all of the issued and outstanding shares of common stock of the Issuer and the Issuer’s San Miguel Project (the “Merger”). The Issuer filed a copy of the Merger Agreement with its Current Report on Form 8-K filed on December 18, 2014.

In connection with the Issuer’s execution of the Merger Agreement, Coeur, FCMI and certain other stockholders of the Issuer entered into a Voting and Support Agreement dated as of December 16, 2014 (the “Voting Agreement”). Pursuant to the Voting Agreement, FCMI and the other stockholders party to the Voting Agreement agreed, among other things, to vote their shares of common stock of the Issuer in favor of the Merger and the adoption of the Merger Agreement and against any “Acquisition Proposal” (as defined in the Merger Agreement), any other business combination transaction between the Issuer and any other person, and certain other transactions. In the Voting Agreement, FCMI and such other stockholders also granted to Coeur an irrevocable proxy covering their shares. The Voting Agreement will terminate upon the earliest of (a) the effective time of the Merger, (b) the date that the Merger Agreement is terminated in accordance with its terms and (c) written notice of termination of the Voting Agreement by Coeur to the stockholders party to the Voting Agreement.

The foregoing description of the Voting Agreement is not a complete description of all of the parties’ rights and obligations under the Voting Agreement. The above description is qualified in its entirety by reference to the Voting Agreement, which is Exhibit 99.11 to this Schedule 13D (Amendment No. 13) and is incorporated herein by reference.

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Item 5.	Interest in Securities of the Issuer

The final paragraph of Item 5 of the Statement is amended and restated to read in its entirely as set forth below:

On the date of this Schedule 13D (Amendment No. 13), , FCMI is the beneficial owner of 24,444,234 Common Shares, constituting approximately 15.1 % of the Issuer’s Common Shares. Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, based on 162,027,422 Common Shares outstanding on October 31, 2014, as reported by the Issuer in its Report on Form 10-Q for the Quarterly Period Ended September 30, 2014. All such 24,444,244 Common Shares are presently issued and outstanding and owned by FCMI. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI. Except for Mr. Friedberg’s beneficial ownership of the Common Shares owned by FCMI, none of the directors or officers of FCMI beneficially owns any Common Shares. Except as reported in this Schedule 13D (Amendment No. 13), neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 33).

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by the addition of the following information:

For a description of the Voting Agreement between Coeur, FCMI and certain other stockholders of the Issuer, see Item 4 above. Subject to the last paragraph of Item 4, such description is incorporated herein by reference in its entirety in response to this Item 6. A copy of the Voting Agreements is an exhibit to this Schedule 13D (Amendment No. 13).

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended by the addition of the following information:

The list of Exhibits in Item 7, as amended to date, is hereby further amended by the addition of the following exhibit:

Exhibit No.	Exhibit

99.11	Voting and Support Agreement dated as of December 16, 2014, between Coeur Mining, Inc., FCMI Financial Corporation and the other stockholders of the Issuer party thereto. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Coeur Mining, Inc. filed with the Securities and Exchange Commission on December 18, 2014.)
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2014

FCMI FINANCIAL CORPORATION

By:	/s/	Dan Scheiner
Name:		Dan Scheiner
Title:		Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg
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